Exhibit 99.1

               DESCRIPTION OF CAPITAL STOCK OF WEST COAST BANCORP

         The articles of incorporation (the "Articles") of West Coast Bancorp ("Bancorp") authorize the issuance of up to 50 million shares of common stock, no par value, and 10 million shares of preferred stock, no par value, issuable in series. The following description of Bancorp's capital stock is qualified in all respects by reference to the Articles.

COMMON STOCK

         The holders of Bancorp's common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote. Holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of any funds lawfully available therefor and, in the event of liquidation or a distribution of assets, are entitled to participate ratably in the distribution of such assets remaining after payment of liabilities, in each case subject to any preferential rights granted to any series of preferred stock that may then be outstanding. Holders of common stock do not have preemptive rights to purchase additional shares or cumulative voting rights with respect to the election of directors.

PREFERRED STOCK

         The Articles authorize the Board of Directors, without further shareholder authorization, to issue preferred stock in one or more series and to fix the preferences, limitations, voting rights, and relative rights of the preferred stock or of any series thereof, including dividend rights and rights on liquidation, including preferences over the common stock, all of which could adversely affect the rights of holders of Bancorp's common stock. No shares of preferred stock were outstanding on April 17, 2000. The issuance of a series of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of Bancorp, could adversely affect the rights of the holders of common stock, may discourage offers for common stock at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, common stock.


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ELECTION OF  DIRECTORS

         The Board of Directors must consist of at least 8 but not more than 20 directors and is divided into three classes as nearly equal in number as possible. The classes are staggered so that one class is elected each year to serve a three-year term by shareholders entitled to vote at the annual meeting of shareholders. A director may not be removed from office without cause except by a vote of 66-2/3 percent of the shares entitled to vote in an election of directors.

CONSIDERATION OF NON-MONETARY FACTORS

         The Board of Directors,  when  evaluating any offer of another party to
(a) make a tender or exchange offer for any Bancorp equity security, (b) merge or consolidate Bancorp with another corporation, or (c) purchase or acquire all or substantially all of the properties and assets of Bancorp, may, in connection with the exercise of its judgment in determining what is in the best interest of Bancorp and its shareholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects on the employees, customers, suppliers and other constituents of Bancorp and its subsidiaries and on the communities in which Bancorp and its subsidiaries operate or are located.

ACTIONS THAT MAY REQUIRE SUPER-MAJORITY APPROVAL

         Unless the Board of Directors approves the following categories of transactions by an affirmative vote of more than 75 percent of the directors, shareholders representing 66-1/3 percent of all classes of capital stock must approve a transaction that involves (a) a change in control of Bancorp or (b) any sale, lease, exchange, or other disposition of all or substantially all of Bancorp's property. A change in control would occur if:

         - Any person or entity becomes the beneficial owner of 30 percent or more of the combined voting power of the then outstanding shares of Bancorp;

         - Bancorp is merged or consolidated with another corporation and, as a result of the merger or consolidation, less than 50 percent of the outstanding voting securities of the surviving corporation would be owned in the aggregate by persons or entities who were shareholders of Bancorp prior to such merger or consolidation; or

         - The transaction is of a type that would be required to be reported under the SEC's proxy disclosure rules.

The provisions discussed in this paragraph may not be amended, altered, changed, or repealed unless approved by more than 75 percent of the directors or by the affirmative vote of 66-2/3 percent of all classes of voting stock of Bancorp, voting as a single voting group.

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